NEWS RELEASE

IAMGOLD FILES NI 43-101 TECHNICAL REPORT FOR PREVIOUSLY
ANNOUNCED FEASIBILITY STUDY FOR CÔTÉ GOLD

Toronto, Ontario, November 26, 2018 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) announced today that the Company has filed a National Instrument 43-101 Technical Report (“NI 43-101”) supporting the Feasibility Study (“FS”) for the Côté Gold Project (the “Project”) in Northern Ontario, reported in the Company’s news release dated November 1, 2018.

During the report compilation process, there was a minor re-classification adjustment between the Proven and Probable categories. While Total Reserves remain unchanged, 376,000 ounces were re-classified from Proven to Probable. The table below shows the updated Reserves statement:

Mineral Reserves – July 26, 2018
Classification	Tonnes (millions)	Grade (g/t Au)	Contained Ounces (000)	IMG Attributable Contained Ounces (000)
Mineral Reserves within Base Case Mine Plan
Proven	134.3	1.03	4,440	2,875
Probable	68.7	0.88	1,950	1,263
Proven & Probable	203.0	0.98	6,391	4,138

Total Mineral Reserves (supporting the Extended Mine Plan)
Proven	139.2	1.04	4,640	3,004
Probable	93.8	0.88	2,644	1,712
Proven & Probable	233.0	0.97	7,284	4,716

1.	Attributable calculated as 64.75% IAMGOLD, 27.75% SMM, and a 7.5% interest.
2.	Numbers presented in this table may not add up to the totals provided due to rounding.

Received today, in conjunction with the filing of the NI 43-101, was the final cash payment from Sumitomo Metal Mining Co., Ltd. (“SMM”) to IAMGOLD of $95 million related to SMM’s purchase of its 30% interest in the Project.

The FS was completed jointly by IAMGOLD/SMM and Wood Canada Limited (formerly Amec Foster Wheeler) with inputs from technical studies completed by other specialist consultants and has an effective date of November 1, 2018.

The NI 43-101 can be found on the Company's website at www.iamgold.com or under the Company's profile at www.sedar.com and www.sec.gov/edgar.shtml.

QUALIFIED PERSONS

The Mineral Reserve estimate contained in this news release has been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. The Qualified Person responsible for the Mineral Reserve estimate is Antonio Peralta, P. Eng., of Wood Canada Limited, an independent Qualified Person.

He is considered a "Qualified Person" for the purposes of NI 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

For a full list of Qualified Persons and Data Validation relating to the Côté Gold FS, please refer to the IAMGOLD news release dated November 1, 2018.

The information in this news release was reviewed and approved by Craig MacDougall, P.Geo., Senior Vice President, Exploration for IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Laura Young, Director Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

IAMGOLD Corporation Toll-free: 1 888 464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile’s website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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